UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-34824

Ambow Education Holding Ltd.

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

10080 N. WOLFE RD., SUITE SW3-200, CUPERTINO, CA 95014

United States of America

Telephone: +1 (628) 888-4587

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

Other Information

Appointment of President

Mr. James Bartholomew was appointed to serve as President of Ambow Education Holding Ltd. (the “Company”), effective June 11, 2025. Mr. Bartholomew’s biography is provided below:

James Bartholomew, age 59, possesses broad leadership experience across the education, manufacturing, and transportation sectors.

Prior to joining the Company, from 2021 to 2023, Mr. Bartholomew served as Senior Vice President at Adtalem Global Education, where he led both the Chamberlain Segment and Adtalem Shared Services division. Prior to this role, he served as Senior Vice President at Adtalem Global Education, where he led the Integration and Transformation division, from 2020 to 2021. Previously, Mr. Bartholomew served as President and CEO of DeVry University from 2017 to 2020, and served as Chief Operating Officer of DeVry University from 2014 to 2017. From 2013 to 2014, Mr. Bartholomew served as President at Le Cordon Bleu.

Mr. Bartholomew holds an MBA in International Management from Wake Forest University and a Bachelor of Science in Chemistry from Western Carolina University.

There are no family relationships among Mr. Bartholomew and any of our directors and executive officers.

Upon the effectiveness of Mr. Bartholomew appointment, Dr. Jin Huang will step down from her role as President of the Company but will continue to serve as the company’s Chief Executive Officer, Acting Chief Financial Officer, and Chair of the Board of Directors.

On June 11, 2025, the Company issued a press release announcing the appointment of James Bartholomew as President.

A copy of the press release dated June 11, 2025 is included as Exhibit 99.1 to this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ambow Education Holding Ltd.

By:	/s/ Jin Huang
Name:	Dr. Jin Huang
Title:	Chief Executive Officer and Acting Chief Financial Officer

Date: June 11, 2025

Exhibit Index

Exhibit No.	Description
Exhibit 99.1	Press Release

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